August 8, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3720

Re:	Workday, Inc.

Form 10-K for the year ended January 31, 2017

Filed March 20, 2017

Form 10-Q for the quarter ended April 30, 2017

Filed June 2, 2017

Form 8-K furnished June 1, 2017

File No. 001-35680

Ladies and Gentlemen:

On behalf of Workday, Inc. (“Workday”), set forth below is Workday’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 26, 2017. For ease of reference, the numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

Form 10-Q for the quarter ended April 30, 2017

Note 2. Accounting Standards and Significant Accounting Policies

Revenue Recognition, page 10

1.	We note that prior to the adoption of ASC 606, you capitalized direct sales commissions when they could be associated specifically with non-cancelable subscription contracts, and now, you capitalize all incremental sales commissions. Please describe the additional commission fees that you are now capitalizing, and tell us how you determined that these are incremental costs of obtaining a contract. Refer to ASC 340-40-25-2.

Prior to ASC 606, and by analogy to ASC 605-20-25-1, Workday deferred commissions and related fringe benefits for its primary salespersons (Account Executives, or AEs), as these costs were incremental and directly attributable to specific subscription contracts.

6230 Stoneridge Mall Road, Pleasanton CA 94588 United States / main +1.925.951.9000 fax +1.925-951.9001 www.workday.com

Securities and Exchange Commission

August 8, 2017

ASC 605-20-25-4 states:

“Costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) shall be deferred and charged to expense in proportion to the revenue recognized.

Upon adoption of ASC 606, Workday began capitalizing all incremental costs of obtaining a contract, not just direct and incremental costs. ASC 340-40-25-2 states:

“The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained”.

In addition to the commissions and fringe benefits attributable to AEs (which are both direct and incremental), Workday determined that the incremental costs to obtain a contract under ASC 606 should also include commissions and applicable fringe benefits related to:

•	Sales management commissions, which are based on the aggregate sales attainment of AEs in the applicable territory; and

•	Sales consultant commissions, which are based on the aggregate sales attainment of AEs in the applicable territory (sales consultants provide assistance to AEs in the sales process).

Under ASC 340-40, Workday believes the commissions and related fringe benefits as noted above are incremental costs of obtaining a contract because they are tied solely to the performance of AEs and would not have been incurred unless the underlying contracts had been obtained.

2.	We note you amortize your commission costs over a period of benefit that you have determined to be five years while your subscription contracts are generally three years or longer. Please help us understand how you determined that five years was the appropriate period of benefit. In this regard, tell us how you considered renewals. Please clarify whether additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. Please also reconcile your considerations to your disclosure on page 46 that your ability to predict renewals is limited. Refer to ASC 340-40-35-1.

The five-year period of benefit reflects Workday’s judgment giving consideration to the average customer contract term, and the rate of technological change in the subscription service. This is consistent with the amortization guidance in ASC 340-40-35-1, and emphasized by TRG 57, which states:

Securities and Exchange Commission

August 8, 2017

“An entity will need to evaluate its specific facts and circumstances to determine an appropriate amortization period. The staff does not think the new revenue standard requires an entity to amortize the asset over the average customer term (or life), but rather that an entity should use judgment in its determination of the goods or services to which that asset relates, which might include not only the goods or services to be transferred during the Agenda ref 57 Page 13 of 18 initial contract term, but also the term of specific anticipated renewal contracts.

“The staff cautions that the average customer term might not always be the same as the average amount of time that a third party has been a customer.”

Workday evaluated Issue 1c in the FASB Transition Resource Group’s Agenda Reference No. 57, Capitalization and Amortization of Incremental Costs of Obtaining a Contract (TRG 57), to determine if its renewal commissions were commensurate with commissions paid on initial contracts. The sales commissions Workday pays for renewals are at a rate that is significantly lower than the rate paid for initial contracts. Accordingly, Workday evaluated specific facts and circumstances beyond the initial contract term to determine the appropriate amortization period for its costs to obtain a contract that is “consistent with the transfer to the customer of the goods or services to which the asset relates” as stated in ASC 340-40-35-1.

Workday concluded that the average customer contract term, which is generally three years plus an anticipated renewal period of similar duration, was longer than the appropriate period of benefit due to the rate of change in the technology underlying our subscription service. In evaluating the rate of change in the technology, we considered Workday’s history of and commitment to continuous innovation, and frequent product, platform, and technology updates. Workday determined that five years was the appropriate period of benefit, given these factors.

The disclosures on page 46 of the Form 10-Q discuss that Workday’s ability to predict the rate of customer subscription renewals is limited. Renewal rates have historically been high, however, many customer contracts have not yet come up for renewal and, therefore, Workday has limited renewal experience. Although limited, renewal experience is considered in the evaluation of the average customer contract term.

Form 8-K furnished June 1, 2017

3.	Please disclose how you calculated the tax effects of your non-GAAP Net Income (Loss) adjustments and tell us how you determined that such calculations are consistent with the guidance in Question 102.11 of the Non-GAAP C&DIs. In this regard, your tax adjustment should include current and deferred income tax expense commensurate with your non-GAAP measure of profitability.

Securities and Exchange Commission

August 8, 2017

Workday has considered the guidance in Question 102.11 of the Non-GAAP C&DIs in the preparation of the tax effects of Non-GAAP adjustments disclosed as part of our Form 8-K

Workday has reported Non-GAAP losses every year since inception through its fiscal year ended January 31, 2016 (Fiscal 2016). In the fiscal year ended January 31, 2017 (Fiscal 2017), Workday reported a Non-GAAP profit for the first time.

Workday currently has substantial U.S. and foreign net operating losses and tax credit carryforwards. Other than certain state minimum income taxes and foreign income taxes, Workday has not been a cash taxpayer and does not expect to incur federal or state cash income taxes, other than state minimums, for the foreseeable future. Workday’s income tax provision on a non-GAAP basis considers the current and deferred tax impact from its foreign tax jurisdictions.

Workday continues to assess the realizability of its deferred tax assets and takes into consideration whether it is more likely than not that some or all of the deferred tax assets will not be realized. Workday currently maintains a full valuation allowance against all U.S. deferred tax assets. As a result, the tax effects of the non-GAAP adjustments were not material as the non-GAAP adjustments are predominately related to the U.S. business. Workday has therefore concluded that there is no tax impact of its non-GAAP adjustments for the fiscal year ended January 31, 2018 (Fiscal 2018) and believes its non-GAAP tax provision reflects its economic results.

If you have any further questions, please feel free to contact the undersigned or Jeffrey Vetter of Fenwick & West LLP at (650) 335-7631.

Sincerely,

Workday, Inc.

/s/ Robynne D. Sisco

Robynne D. Sisco
Chief Financial Officer

Cc:	Aneel Bhusri, Chief Executive Officer

Trish Coughlin, Corporate Controller

James P. Shaughnessy, Esq., Senior Vice President, General Counsel and Secretary

Melanie D. Vinson, Esq., Deputy General Counsel, Corporate

Workday, Inc.

Securities and Exchange Commission

August 8, 2017

Gordon K. Davidson, Esq.

Jeffery R. Vetter, Esq.

Fenwick & West LLP

Dave Cabral

Ernst & Young LLP